Zentek Issues Shareholder Letter Outlining Strategic Reset

and Focused Growth Plan

Company details next steps, priorities, and how capital will be allocated

Guelph, Ontario, January 29, 2026 - Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V:ZEN; and OTC:ZENYF) today announced that it has issued a letter to shareholders outlining a strategic reset focused on capital discipline, sharper execution, and advancing a smaller number of core platforms with clear paths to value creation.

In the letter, Moe Jiwan, Zentek's Chief Executive Officer, outlines the Company's decision to narrow its focus to three core platforms: Albany Graphite, ZenGUARD, and Triera. Each will be managed against defined milestones, capital allocation criteria, and a 24-month roadmap. Other non-core initiatives have been paused or are being wound down to preserve capital and management focus.

The shareholder letter also details actions underway to reduce the Company's cost base and better align spending with near-term priorities. These actions include workforce and facility optimization, tighter controls on corporate spending, and a more disciplined approach to capital allocation. Future capital raises will be linked to specific milestones rather than open-ended development programs. As part of this reset, the Company announces the departure of its Chief Science Officer, Colin van der Kuur. The responsibilities of the Chief Science Officer role have been redistributed across the existing technical leadership team.

"This reset is about protecting and rebuilding shareholder value," said Moe Jiwan, Chief Executive Officer of Zentek Ltd. "We are confident we have the right technical expertise and operating team in place to execute against our priorities, advance our core platforms, and hold ourselves accountable to clear milestones and timelines."

The letter also outlines how each of the three core platforms will be advanced, how the Company is aligning its research and development efforts to support those priorities, the Company's approach to future financing, and new standards for transparency and reporting, including clearer segment-level financial disclosure and milestone tracking. The full shareholder letter is available on Zentek.com and on SEDAR+, and has been distributed directly to shareholders where an email address is available.

For further information, please contact:

Mohammed (Moe) Jiwan

647-287-9582

Mjiwan2@zentek.com

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across healthcare, clean air and next-generation materials.

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedarplus.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.